UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-42459

DIGINEX LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Smart-Space Fintech 2, Room 3, Unit 401-404 Core C, Cyberport, Telegraph Bay,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 27, 2025, Diginex Limited (the “Company”) closed on the underwriter’s exercise of their over-allotment option (the “Over-Allotment Option”) to purchase 337,500 ordinary shares, par value $0.00005 per share (the “Ordinary Shares”), pursuant to the previously disclosed underwriting agreement, dated January 21, 2025 (the “Underwriting Agreement”) with Dominari Securities LLC, as the representative of the several underwriters named in the Underwriting Agreement, relating to the Company’s initial public offering pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-282027), as amended, of 2,250,000 Ordinary Shares (the “IPO”).

Pursuant to the Over-Allotment Option the underwriters purchased an additional 337,500 Ordinary Shares at the public offering price of $4.10 per share, resulting in additional gross proceeds of $1.38 million, before deducting underwriting discounts and other related expenses. After giving effect to the full exercise of the Over-Allotment Option, the total number of Ordinary Shares sold by the Company in the IPO increased to 2,587,500 Ordinary Shares and the gross proceeds increased to $10.61 million, before deducting underwriting discounts and other related expenses.

In connection with the IPO, the Company issued a press release on January 27, 2025 announcing the closing of the exercise of the Over-Allotment Option, a copy of which is attached hereto as Exhibit 99.1.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGINEX LIMITED

Date: January 27, 2025		/s/ Mark Blick
	Name:	Mark Blick
	Title:	Chief Executive Officer
(Principal Executive Officer)

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release issued on January 27, 2025 Announcing the Underwriters’ exercise of the Over-Allotment Option